

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 11, 2019

Chaim Indig
Chief Executive Officer
Phreesia, Inc.
432 Park Avenue South, 12th Floor
New York, NY 10016

      Re: **Phreesia, Inc.**
             Form S-1
             Exhibit Nos. 10.14, 10.16, 10.17, and 10.18
             Filed June 21, 2019
             File No. 333-232264

Dear Mr. Indig:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

/s/ Mara L. Ransom

Office of Consumer Products
Division of Corporation Finance

cc: Edwin O'Connor